Advantage Pennsylvania Municipal Income Trust (VAP)

	An Annual Meeting of Shareholders of the Fund was held on June 27, 2001, where shareholders voted on the election of trustees. With regards to the election of Richard F. Powers III as elected trustee by the common shareholders of the Fund 3,966,180 shares voted in his favor and 79,092 shares withheld. With regards to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Fund 1,134 voted in his favor and 0 shares withheld. The other trustees whose terms did not expire in 2001 were: David Arch, Howard J Kerr, Wayne Whalen, Rod Dammeyer, Hugo F.Sonnenschein.